EXHIBIT 99.1

2014 Annual

Management Discussion and Analysis

MANAGEMENT DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the YEAR ENDED NOVEMBER 30, 2014

The following Management Discussion and Analysis (“MD&A”) should be read in conjunction with the November 30, 2014 audited consolidated financial statements of Intellipharmaceutics International Inc. The audited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), as outlined in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”). Our accounting policies have the potential to have a significant impact on our audited financial statements, either due to the significance of the financial statement item to which they relate or because they require judgment and/or estimation due to the uncertainty involved in measuring, at a specific point in time, events which are continuous in nature. The information contained in this document is current in all material respects as of February 23rd, 2015 unless otherwise noted.

Unless the context otherwise requires, the terms “we”, “us”, “Intellipharmaceutics”, and the “Company” refer to Intellipharmaceutics International Inc. and its subsidiaries. Any reference in this document to our “products” includes a reference to our product candidates and future products we may develop. Unless stated otherwise, all references to “$” are to the lawful currency of the United States and all references to “C$” are to the lawful currency of Canada. We refer in this document to information regarding potential markets for our products, product candidates and other industry data. We believe that all such information has been obtained from reliable sources that are customarily relied upon by companies in our industry. However, we have not independently verified any such information.

Intellipharmaceutics™, Hypermatrix™, Drug Delivery Engine™, IntelliFoam™, IntelliGITransporter™, IntelliMatrix™, IntelliOsmotics™, IntelliPaste™, IntelliPellets™, IntelliShuttle™, Rexista™, nPODDDS™ and Regabatin™ are our trademarks. These trademarks are important to our business. Although we may have omitted the “TM” trademark designation for such trademarks in this document, all rights to such trademarks are nevertheless reserved. Unless otherwise noted, other trademarks used in this document are the property of their respective holders.

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs and market penetration. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, “continue”, “intends”, “could”, or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements.

Risks, uncertainties and other factors that could affect our actual results include, but are not limited to the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the potential dilutive effects of any future financing and the expected use of any proceeds from any offering of our securities, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates, and the timing and amount of any available investment tax credits. Other factors that could cause actual results to differ materially include but are not limited to:

  the actual or perceived benefits to users of our drug delivery technologies, products and product candidates as compared to others;
  our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates;
  the scope of protection provided by intellectual property for our drug delivery technologies, products and product candidates;
  the actual size of the potential markets for any of our products and product candidates compared to our market estimates;
  our selection and licensing of products and product candidates;
  our ability to attract distributors and collaborators with the ability to fund patent litigation and with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;
  sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates;
  our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;
  the rate and degree of market acceptance of our products;
  the difficulty of predicting the impact of competitive products and pricing and the timing and success of product launches;
  the seasonal fluctuation in the numbers of prescriptions written for our dexmethylphenidate hydrochloride extended-release capsules which may produce substantial fluctuations in revenues;
  the timing and amount of insurance reimbursement for our products;
  changes in the laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products;
  the success and pricing of other competing therapies that may become available;
  our ability to retain and hire qualified employees;
  the availability and pricing of third-party sourced products and materials;
  difficulties or delays in manufacturing;
  the manufacturing capacity of third-party manufacturers that we may use for our products; and
  the successful compliance with United States Food and Drug Administration (“FDA”) and other governmental regulations applicable to the Company and its third party manufacturers’ facilities, products and/or businesses.

Additional risks and uncertainties relating to the Company and our business can be found in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S. which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events, and are based on what we believe are reasonable assumptions as of the date of this document. We disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results of the Company.

Corporate highlights

•	In February 2014, we received approximately $3.1 million as the first payment relating to commercial sales of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules by our licensee Par Pharmaceutical, Inc. (“Par”). This represents our share of profits for the 15 and 30 mg strengths of the drug product for the period commencing with the first commercial sales of those strengths on November 19, 2013 and ending December 31, 2013 under our license and commercialization agreement with Par (as amended the “Par agreement”). Additional profit share payments were received based on calendar quarter sales in accordance with the Par agreement. We recognized aggregate licensing revenue of $8.4 million and milestone revenue of $0.4 million in respect of this Par agreement in fiscal 2014.

•	In August 2014, we announced an enhancement of our Rexista™ abuse-deterrence technologies with a significant improvement designed to prevent overdose when more pills than prescribed are swallowed intact. The new platform technology is branded PODRAS™ (Paradoxical OverDose Resistance Activating System). Preclinical studies of Rexista™ oxycodone suggested that, unlike other third-party abuse-deterrent oxycodone products, if more tablets than prescribed are deliberately or inadvertently swallowed, the amount of drug active released over 24 hours may be substantially less than expected. Subject to the availability of funds, we expect to begin a series of clinical trials in Canada and the United States in the coming months to further evaluate Rexista™ incorporating our PODRAS™ platform.

•	In October 2014, we announced an update on the progress of our Regabatin™ XR product development program. We conducted and analyzed the results of six Phase I clinical trials involving a twice-a-day formulation and a once-a-day formulation. For formulations directed to certain indications which include fibromyalgia, the results suggested that Regabatin™ XR 82.5 mg twice-a-day ("BID") dosage was comparable in bioavailability to Lyrica® 50 mg (immediate-release pregabalin) three-times-a-day ("TID") dosage. For formulations directed to certain other indications which include neuropathic pain associated with diabetic peripheral neuropathy, the results suggested that Regabatin™ XR 165 mg once-a-day dosage was comparable in bioavailability to Lyrica® 75 mg BID dosage. The results also suggested that Regabatin™ XR 165mg once-a-day has a higher exposure during the first 12 hours than Lyrica® 75mg BID. Together with the symptomatology and chronobiology of fibromyalgia, this could prove to be advantageous with evening meal dosing and suggests that Regabatin™ XR 165mg once-a-day may confer a compliance advantage over Lyrica® 75mg BID which is currently administered for treatment of fibromyalgia. We are in discussion with the FDA with a view to having an investigational new drug application (“IND”) submitted under the NDA 505(b)(2) regulatory pathway, for possible commercialization in the United States following the December 30, 2018 expiry of the patent covering the pregabalin molecule. There can be no assurance that any additional Phase I or other clinical trials we conduct will meet our expectations, that we will have sufficient capital to conduct such trials, that we will be successful in submitting an NDA 505(b)(2) filing with the FDA, that the FDA will approve this product candidate for sale in the U.S. market, or that it will ever be successfully commercialized.

•	In October 2014, the FDA provided the Company with written notification that its Toronto, Canada manufacturing facility has received an "acceptable" classification. The inspection of the manufacturing facility was performed in May 2014. Such inspections are carried out on a regular basis by the FDA, and an "acceptable" classification is necessary to permit the Company to be in a position to receive final approvals for Abbreviated New Drug Applications ("ANDAs") and for NDAs, and to permit manufacturing of drug products intended for commercial sales in the United States after any such approvals.

•	In November 2014, we announced that Teva Pharmaceuticals USA, Inc. (“Teva”) launched their own 5 mg strength of generic Focalin XR ® capsules. We previously announced in November 2013 that we had received a conditional approval from the FDA to launch our own generic Focalin XR® 5 mg. It is understood by the Company that the conditional approval could be made final upon the expiry of six months from the date of marketplace launch in the United States by the company first to file for approval of the 5mg strength with the FDA. We believe that Teva is the company with that first-to-file exclusivity status. Should we receive final approval to launch the 5 mg strength of our generic Focalin XR® capsules six months after the date of launch of the 5mg strength by Teva, we believe that Par, our manufacturing, marketing and distribution partner for our generic Focalin XR ® products, intends to launch this strength immediately upon the expiry of the exclusivity period in May 2015, but there can be no assurance as to when or if any launch will occur.

•	On November 24, 2014 we appointed Domenic Della Penna as our new Chief Financial Officer. In addition to his knowledge of the pharmaceutical industry in both Canada and the United States, Mr. Della Penna brings considerable experience in strategic planning, business development, manufacturing and supply chain management. We expect to leverage this experience as we transition from a company largely focused on research and development to one with full research, manufacturing and distribution capabilities.
•	On February 2, 2015 we announced that we entered into an agreement with Teva by which we have granted Teva an exclusive license to market in the United States an extended release drug product candidate for which we have an ANDA pending FDA approval. Under the agreement with Teva, subject to certain conditions, we have agreed to manufacture and supply the product exclusively for Teva and Teva has agreed that we will be its sole supplier of the product to be marketed in the U.S. There can be no assurance as to when or if the product will be approved by the FDA or that, if so approved, it will be successfully commercialized and produce significant revenue for us.

BUSINESS OVERVIEW

On October 22, 2009, IntelliPharmaCeutics Ltd. (“IPC Ltd.”) and Vasogen Inc. (“Vasogen”) completed a court-approved plan of arrangement and merger (the “IPC Arrangement Agreement”), resulting in the formation of the Company, which is incorporated under the laws of Canada and the common shares of which are traded on the Toronto Stock Exchange and NASDAQ.

We are a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. Our patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, we have developed several drug delivery systems and a pipeline of products (our dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths which received final FDA approval) and product candidates in various stages of development, including ANDAs filed with the FDA in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract (“GIT”), diabetes and pain.

We received final approval from the FDA in November 2013 to launch the 15 mg and 30 mg strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules. Commercial sales of these strengths were launched immediately by our commercialization partner in the United States, Par. As the first-filer for the drug product in the 15 mg strength, we had 180 days (up to May 19, 2014) of exclusivity of sales for the generic product of that strength from the date of launch on November 19, 2013 in the United States by our partner, Par. Our 5, 10, 20 and 40 mg strengths were also tentatively FDA approved, subject to the right of another party or parties to 180 days of generic exclusivity from the date of first launch of such products by such parties. We believe that Teva launched their own 5 mg strength of generic Focalin XR® capsules on November 11, 2014. We believe that Par intends to launch the 5mg strength of our generic in May 2015, upon the expiry of the Teva exclusivity period, but there can be no assurance as to when or if the launch will occur. There can be no assurance as to when or if final FDA approval will be received for the remaining product strengths we have applied for or that any of these strengths tentatively approved will ever be successfully commercialized.

In fiscal 2014 we recognized licensing revenue of approximately $8.4 million in respect of the Par agreement, compared to approximately $1.5 million in fiscal 2013. The increase in 2014 reflects a full year of profit sharing under the Par agreement, as opposed to a late launch in the previous year (November 19, 2013).

Our goal is to leverage our proprietary technologies and know-how in order to build a diversified portfolio of commercialized products that generate revenue. We intend to do this by advancing our products from the formulation stage through product development, regulatory approval and manufacturing. We believe that full integration of development and manufacturing will help maximize the value of our drug delivery technologies, products and product candidates. We also believe that out-licensing sales and marketing to established organizations, when it makes economic sense to do so, will improve our return from our products while allowing us to focus on our core competencies. We expect expenditures in investing activities for the purchase of production equipment and the expansion of manufacturing and warehousing capability to be higher as we prepare for the commercialization of ANDAs that are pending FDA approval.

STRATEGY

We believe that our Hypermatrix™ technologies are a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. We believe that the flexibility of these technologies allows us to develop complex drug delivery solutions within industry-competitive timeframe. Based on this technology platform, we have developed several drug delivery systems and a pipeline of products (our dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths for which final FDA approval has been received) and product candidates in various stages of development, including ANDAs filed with the FDA. Certain, but not all, of the products in our pipeline may be developed from time to time for third parties pursuant to drug development agreements with those third parties, under which our development partner generally pays certain of the expenses of development, sometimes makes certain milestone payments to us and receives a share of revenues or profits if the drug is developed successfully to completion, the control of which is generally in the discretion of our drug development partner.

The Hypermatrix™ technologies are applied to the development of both existing and new pharmaceuticals across a range of therapeutic classes. The competitive advantages of these technologies allow us to focus our development activities in two areas; difficult-to-develop controlled-release generic drugs, which follow an ANDA regulatory path; and improved current therapies through controlled release, which follow an NDA 505(b)(2) regulatory path.

The market we operate in is created by the expiration of drug product patents, challengeable patents and drug product exclusivity periods. There are three ways that we employ our controlled-release technologies, which we believe represent substantial opportunities for us to commercialize on our own or develop products or out-license our technologies and products:

•	For existing controlled-release (once-a-day) products whose active pharmaceutical ingredients (“APIs”) are covered by drug molecule patents about to expire or already expired, or whose formulations are covered by patents about to expire, already expired or which we believe we do not infringe, we can seek to formulate generic products which are bioequivalent to the branded products. Our scientists have demonstrated a successful track record with such products, having previously developed several drug products which have been commercialized in the United States by their former employer/clients. The regulatory pathway for this approach requires ANDAs for the United States and corresponding pathways for other jurisdictions.

•	For branded immediate-release (multiple-times-per-day) drugs, we can formulate improved replacement products, typically by developing new, potentially patentable, controlled-release once-a-day drugs. Among other out-licensing opportunities, these drugs can be licensed to and sold by the pharmaceutical company that made the original immediate-release product. These can potentially protect against revenue erosion in the brand by providing a clinically attractive patented product that competes favorably with the generic immediate-release competition that arises on expiry of the original patent(s). The regulatory pathway for this approach requires NDAs via a 505(b)(2) application for the U.S. or corresponding pathways for other jurisdictions where applicable. The 505(b)(2) pathway (which relies in part upon the approving agency’s findings for a previously approved drug) both accelerates development timelines and reduces costs in comparison to NDAs for new chemical entities.

•	Some of our technologies are also focused on the development of abuse-deterrent pain medications. The growing abuse and diversion of prescription “painkillers”, specifically opioid analgesics, is well documented and is a major health and social concern. We believe that our technologies and know-how are aptly suited to developing abuse-deterrent pain medications. The regulatory pathway for this approach requires NDAs via a 505(b)(2) application for the U.S. or corresponding pathways for other jurisdictions where applicable.

We intend to collaborate in the development and/or marketing of one or more products with partners, when we believe that such collaboration may enhance the outcome of the project. We also plan to seek additional collaborations as a means of developing additional products. We believe that our business strategy enables us to reduce our risk by (a) having a diverse product portfolio that includes both branded and generic products in various therapeutic categories, and (b) building collaborations and establishing licensing agreements with companies with greater resources thereby allowing us to share costs of development and to improve cash-flow. There can be no assurance that we will be able to enter into additional collaborations or, if we do, that such arrangements will be beneficial.

Our DRUG DELIVERy Technologies

Our scientists have developed drug delivery technology systems, based on the Hypermatrix™ platform, that facilitate controlled-release delivery of a wide range of pharmaceuticals. These systems include several core technologies, which enable us to flexibly respond to a wide range of drug attributes and patient requirements, producing a desired controlled-release effect. Our technologies have been incorporated in drugs manufactured and sold by major pharmaceutical companies.

This group of drug delivery technology systems is based upon the drug active ingredient (“drug active”) being imbedded in, and an integral part of, a homogeneous (uniform), core and/or coatings consisting of one or more polymers which affect the release rates of drugs, other excipients (compounds other than the drug active), such as for instance lubricants which control handling properties of the matrix during fabrication, and the drug active itself. The Hypermatrix™ technologies are the core of our current marketing efforts and the technologies underlying our existing development agreements.

Products and product candidates

The table below shows the present status of our ANDA and NDA products and product candidates that have been disclosed to the public.

Generic name	Brand	Indication	Stage of Development(1)	Regulatory Pathway	Market Size (in millions)(2)	Rights(3)
Dexmethylphenidate hydrochloride extended-release capsules	Focalin XR®	Attention deficit hyperactivity disorder	Received final approval for 15 and 30 mg, and tentative approval for 5, 10, 20 and 40 mg, strengths from FDA	ANDA	$715	Intellipharmaceutics and Par
Venlafaxine hydrochloride extended-release capsules	Effexor XR®	Depression	ANDA application for commercialization approval for 3 strengths under review by FDA	ANDA	$763	Intellipharmaceutics
Pantoprazole sodium delayed- release tablets	Protonix®	Conditions associated with gastroesophageal reflux disease	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$360	Intellipharmaceutics
Metformin hydrochloride extended-release tablets	Glucophage® XR	Management of type 2 diabetes	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$768	Intellipharmaceutics
Quetiapine fumarate extended-release tablets	Seroquel XR®	Schizophrenia, bipolar disorder & major depressive disorder	ANDA application for commercialization approval for 5 strengths under review by FDA	ANDA	$1,247	Intellipharmaceutics
Lamotrigine extended-release tablets	Lamictal® XR™	Anti-convulsant for epilepsy	ANDA application for commercialization approval for 6 strengths under review by FDA	ANDA	$442	Intellipharmaceutics
Levetiracetam extended-release tablets	Keppra XR®	Partial onset seizures for epilepsy	ANDA application for commercialization for 2 strengths under review by FDA	ANDA	$154	Intellipharmaceutics
Desvenlafaxine extended-release tablets	Pristiq®	Depression	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$778	Intellipharmaceutics
Trazodone hydrochloride extended-release tablets	Oleptro™	Depression	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$2	Intellipharmaceutics
Carvedilol phosphate extended- release capsules	Coreg CR®	Heart failure, hypertension	Late-stage development	ANDA	$263	Intellipharmaceutics
Oxycodone hydrochloride controlled-release capsules	OxyContin®	Pain	Phase I clinical trial	NDA 505(b)(2)	$2,294	Intellipharmaceutics
Pregabalin extended-release capsules	Lyrica®	Neuropathic pain	Phase I clinical trial	NDA 505(b)(2)	$3,146	Intellipharmaceutics

Notes:

(1)   There can be no assurance when, or if at all, the FDA will approve any product candidate for sale in the U.S. market.

(2)   Represents sales for all strengths for the 12 months ended December 2014 in the U.S., including sales of generics in TRx MBS Dollars, which represents projected new and refilled prescriptions representing a standardized dollar metric based on manufacturer’s published catalog or list prices to wholesalers, and does not represent actual transaction prices and does not include prompt pay or other discounts, rebates or reductions in price. Source: Source Healthcare Analytics.

(3)   For unpartnered products, we are exploring licensing agreement opportunities or other forms of distribution. While we believe that a licensing agreement is possible, there can be no assurance that one can be secured.

We typically select products for development that we anticipate could achieve FDA approval for commercial sales several years in the future. However, the length of time necessary to bring a product to the point where the product can be commercialized can vary significantly and depends on, among other things, the availability of funding, design and formulation challenges, safety or efficacy, patent issues associated with the product, and FDA review times.

Dexmethylphenidate Hydrochloride – Generic Focalin XR® (a registered trademark of the brand manufacturer)

Dexmethylphenidate hydrochloride, a Schedule II restricted product (drugs with a high potential for abuse) in the United States, is indicated for the treatment of attention deficit hyperactivity disorder. On November 21, 2005, we entered into the Par agreement pursuant to which we granted Par an exclusive, royalty-free license to make and distribute in the United States all strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for a period of 10 years from the date of commercial launch (which was November 19, 2013). Under the Par agreement, we own the related ANDA, as approved by the FDA, and we retain the right to make and distribute all strengths of the generic product outside of the United States. Calendar quarterly payments are payable by Par to us as calculated pursuant to a formula depending on a number of factors applicable to each strength. The Par agreement also provides the potential, in limited circumstances, for certain milestone payments being payable to us by Par, with the amount of such payments dependent upon the number of competitors in the market within the first 180 days of commercialization, on a strength by strength basis. We are responsible under the Par agreement for the development of the product and most related costs which, with the applications to and recent approvals by the FDA, we now consider to be completed.

Our FDA filings for approval to market generic Focalin XR® capsules in various strengths gave rise in the usual course to Paragraph IV patent litigation against the Company and Par by Novartis Pharmaceuticals Corporation, Novartis Pharma AG, Celgene Corporation, Elan Corporation, plc and Elan Pharma International Ltd. and Alkermes Pharma Ireland Limited (successor in title to Elan Pharma International Ltd) in the United States District Courts for New Jersey and Delaware. In each case, such litigation was settled by stipulations of dismissal together with settlement and license agreements among the parties. By these agreements, Par and the Company may market these generic versions of the product in the U.S., subject to agreed market entry dates and FDA approvals.

We received final approval from the FDA in November 2013 to launch the 15 mg and 30 mg strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules. Commercial sales of these strengths were launched immediately by our commercialization partner in the United States, Par. As the first-filer for the drug product in the 15 mg strength, we had 180 days (up to May 19, 2014) of exclusivity of sales for the generic product of that strength from the date of launch on November 19, 2013 in the United States by our partner, Par. Our 5, 10, 20 and 40 mg strengths were also tentatively FDA approved, subject to the right of another party or parties to 180 days of generic exclusivity from the date of first launch of such products by such parties. We believe that Teva launched their own 5 mg strength of generic of Focalin XR® capsules on November 11, 2014. We believe that Par intends to launch the 5mg strength in May 2015, upon the expiry of the Teva exclusivity period, but there can be no assurance as to when or if the launch will occur. There can be no assurance as to when or if final FDA approval will be received for the remaining product strengths we have applied for or that any of these strengths tentatively approved will ever be successfully commercialized.

Rexista™ Oxycodone (Oxycodone Hydrochloride Controlled-Release)

One of our non-generic products under development is Rexista™ oxycodone (oxycodone hydrochloride controlled-release capsules), intended as an abuse- and alcohol-deterrent controlled-release oral formulation of oxycodone hydrochloride for the relief of pain. Rexista™ oxycodone is an investigational drug, with a unique long acting oral formulation of oxycodone intended to treat moderate-to-severe pain when a continuous, around the clock opioid analgesic is needed for an extended period of time. Rexista™ oxycodone is designed to discourage common methods of tampering associated with misuse and abuse of such prescription opioid analgesic.

Rexista™ is intended to provide deterrence against intentional drug abuse and unintentional dose dumping. Dose dumping is the rapid release of an active ingredient from a controlled-release drug into the blood stream that can result in increased toxicity, side effects, and a loss of efficacy. Dose dumping can result by consuming the drug through crushing, taking with alcohol, extracting with other beverages, vaporizing or injecting.

We conducted a randomized, cross-over, comparative bioavailability, Phase I clinical trial on 12 subjects in a fasted state comparing a single dose of 40 mg Rexista™ oxycodone with a single dose of 40 mg OxyContin®. In this study, the bioavailability of a single dose of Rexista™ oxycodone was equivalent to that of OxyContin®, as measured by the respective areas under the curve (“AUC”). The value for AUC essentially provides an estimation of total drug exposure by comparing ratios between Rexista™ oxycodone and OxyContin®. The ratios obtained were within 80% - 125% at the 90% confidence interval. This indicates that the technology platform in our formulation of Rexista™ oxycodone, the Point of Divergence Drug Delivery System (“nPODDDS™”), does not interfere with the bioavailability of oxycodone. We intend to apply the nPODDDS™ technology platform to other opioid drug candidates (e.g., oxymorphone, hydrocodone, and morphine).

The FDA is actively developing a regulatory program for the narcotic analgesic class of products. In January 2013, the FDA issued a draft guidance document, “Guidance for Industry: Abuse-Deterrent Opioids – Evaluation and Labeling”, to assist the industry in developing new formulations of opioid drugs with abuse-deterrent properties. In April 2013, the FDA approved updated labeling for reformulated OxyContin® tablets. The new labeling indicates that the physical and chemical properties of reformulated OxyContin® are expected to make abuse via injection difficult, and to reduce abuse via the intranasal route. The original OxyContin® was withdrawn for reasons of safety or effectiveness, resulting in the FDA refusing to accept or approve any ANDA of original OxyContin®.

Our Rexista™ oxycodone product candidate has been further enhanced with our PODRAS™ delivery technology, designed to prevent overdose when more pills than prescribed are swallowed intact. Preclinical studies of Rexista™ oxycodone suggest that, unlike other third-party abuse-deterrent oxycodone products, if more tablets than prescribed are deliberately or inadvertently swallowed, the amount of drug active released over 24 hours may be substantially less than expected. However, if the prescribed number of pills is swallowed, the drug release should be as expected. Subject to the availability of funds, we expect to begin a series of clinical trials in Canada and the United States in the coming months to further evaluate Rexista™ incorporating our PODRAS™ platform.

We believe that we can leverage our core competencies in drug delivery and formulation for the development of products targeted towards tamper-deterrent opioid analgesics used in pain management. The advantage of our strategy for development of NDA drugs is that our products can, if approved for sale, enjoy a sales exclusivity period. Furthermore, it may be possible to establish and defend the intellectual property surrounding our tamper-deterrent opioid analgesic products.

There can be no assurance as to whether or when the FDA will approve any Intellipharmaceutics' Rexista™ oxycodone application.

Regabatin™ XR (Pregabalin Extended-Release)

Another Intellipharmaceutics non-generic controlled-release product under development is Regabatin™ XR, pregabalin extended-release capsules. Pregabalin is indicated for the management of neuropathic pain associated with diabetic peripheral neuropathy, postherpetic neuralgia, spinal cord injury and fibromyalgia. A controlled-release version of pregabalin should reduce the number of doses patients take, which could improve patient compliance, and therefore possibly enhance clinical outcomes. Lyrica® pregabalin, BID and TID, are drug products marketed in the United States by Pfizer Inc. There is no controlled-release formulation on the market at this time. A controlled-release version of pregabalin should reduce the number of doses patients take, potentially improving patient compliance, and therefore potentially improving clinical outcomes.

In the first quarter of 2014, we conducted and analyzed the results of six Phase I clinical trials involving a twice-a-day formulation and a once-a-day formulation. For formulations directed to certain indications which include fibromyalgia, the results suggested that Regabatin™ XR 82.5 mg BID dosage was comparable in bioavailability to Lyrica® 50 mg (immediate-release pregabalin) TID dosage. For formulations directed to certain other indications which include neuropathic pain associated with diabetic peripheral neuropathy, the results suggested that Regabatin™ XR 165 mg once-a-day dosage was comparable in bioavailability to Lyrica® 75 mg BID dosage. We are in discussion with the FDA with a view to having an IND submitted under the NDA 505(b)(2) regulatory pathway, for possible commercialization in the United States following the December 30, 2018 expiry of the patent covering the pregabalin molecule. There can be no assurance that any additional Phase I or other clinical trials we conduct will meet our expectations, that we will have sufficient capital to conduct such trials, that we will be successful in submitting an NDA 505(b)(2) filing with the FDA, that the FDA will approve this product candidate for sale in the U.S. market, or that it will ever be successfully commercialized.

SELECTED FINANCIAL INFORMATION

It is important to note that historical patterns of revenue and expenditures cannot be taken as an indication of future revenue and expenditures. The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and the availability of funding. In general, the fact that expenditures were higher in the year end November 30, 2014 when compared to 2013 was due to our stronger financial position during the 2014 period, which allowed us to devote more funds to R&D expenditures during the 2014 period. Effective December 1, 2013, we changed our functional currency from Canadian dollars to U.S. dollars, requiring under U.S. GAAP the prospective reclassification of the derivative liabilities to equity, as discussed further below.

	For the years ended
	November 30,	November 30,	November 30,
	2014	2013	2012
	$	$	$
Revenue:	8,769,693	1,527,474	107,091
Expenses:	12,302,389	8,346,141	10,224,156
Loss from operations	(3,532,696)	(6,818,667)	(10,117,065)
Net loss per common share, basic and diluted	(0.17)	(0.58)	(0.36)

Cash & Cash Equivalents	4,233,975	760,586	497,016
Total Assets	7,875,036	4,379,501	2,474,878

Convertible debenture	1,377,302	2,105,406	-
Warrant liabilities	-	5,438,022	1,960,893
Total liabilities	2,965,671	10,334,574	4,242,755
Shareholders' equity (deficiency)	4,909,365	(5,955,073)	(1,767,877)
Total liabilities and shareholders equity	7,875,036	4,379,501	2,474,878

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We have identified the following accounting policies that we believe require application of management’s most significant judgments, often requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

Disclosure regarding our ability to continue as a going concern is included in Note 1 to our audited consolidated financial statements for the year ended November 30, 2014.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Areas where significant judgment is involved in making estimates are: the determination of the functional currency; the fair values of financial assets and liabilities; the determination of units of accounting for revenue recognition; the accrual of licensing and milestone revenue; and forecasting future cash flows for assessing the going concern assumption.

Revenue recognition

The Company accounts for revenue in accordance with the provision of ASC topic 605 Revenue Recognition. The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development, exclusivity milestone payments and licensing payments on sales of resulting products and other incidental services.

Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectability is reasonably assured. From time to time, the Company enters into transactions that represent multiple-element arrangements. Management evaluates arrangements with multiple deliverables to determine whether the deliverables represent one or more units of accounting for the purpose of revenue recognition.

A delivered item is considered a separate unit of accounting if the delivered item has stand-alone value to the customer, the fair value of any undelivered items can be reliably determined, and the delivery of undelivered items is probable and substantially in the Company's control.

The relevant revenue recognition accounting policy is applied to each separate unit of accounting.

Licensing

The Company recognizes revenue from the licensing of the Company's drug delivery technologies, products and product candidates. Licensing revenue is recognized as earned in accordance with the contract terms when the amounts can be reasonably estimated and collectability is reasonably assured.

The Company has a license and commercialization agreement with Par. Under the exclusive territorial license rights granted to Par, the Par agreement requires that Par manufacture, promote, market, sell and distribute the product. Licensing revenue amounts receivable by the Company under this agreement are calculated and reported to the Company by Par, with such amounts generally based upon net product sales and net profit which include estimates for chargebacks, rebates, product returns, and other adjustments. Licensing revenue payments received by the Company from Par under this agreement are not subject to deductions for chargebacks, rebates, product returns, and other pricing adjustments. Based on this arrangement and the guidance per ASC topic 605, the Company records licensing revenue as earned in the consolidated statements of operations and comprehensive loss.

Milestones

The milestone method recognizes revenue on substantive milestone payments in the period the milestone is achieved. Milestones are considered substantive if all of the following conditions are met: (i) the milestone is commensurate with either the vendor’s performance to achieve the milestone or the enhancement of the value of the delivered item or items as a result of a specific outcome resulting from the vendor’s performance to achieve the milestone; (ii) the milestone relates solely to past performance; and (iii) the milestone is reasonable relative to all of the deliverables and payment terms within the arrangement. Non-substantive milestone payments that might be paid to the Company based on the passage of time or as a result of a partner’s performance are allocated to the units of accounting within the arrangement; they are recognized as revenue in a manner similar to those units of accounting. In connection with the Par agreement, for each day up to a maximum of 180 days from the date of launch if the Company’s product is the only generic in the market or if there is only one generic competitor, a milestone payment is earned. The Company recognized revenue of $354,153 in the year ended November 20, 2014 and $43,209 in the year ended November 30, 2013, upon achievement of the milestone.

Research and development

Under arrangements where the license fees and research and development activities can be accounted for as a separate unit of accounting, non-refundable upfront license fees are deferred and recognized as revenue on a straight-line basis over the expected term of the Company's continued involvement in the research and development process.

Deferred revenue represents the funds received from clients, for which the revenues have not yet been earned, as the milestones have not been achieved, or in the case of upfront fees for drug development, where the work remains to be completed.

Other incidental services

Incidental services which we may provide from time to time include consulting advice provided to other organizations regarding FDA standards. Revenue is earned and realized when all of the following conditions are met: (i) there is persuasive evidence of an arrangement; (ii) service has been rendered; (iii) the sales price is fixed or determinable; and (iv) collectability is reasonably assured.

Translation of Foreign Currencies

Previously, operations of the Company were comprised of only research and development activities conducted in Canada. The Company generated no cash from operations, though funding for the operations (as in previous years) was primarily through U.S. dollar equity financings. The functional currency was assessed to be Canadian dollars. By obtaining the final approval of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for the 15 and 30 mg strengths with Par in November 2013, the Company generated and collected U.S. dollar revenues in the year ended November 30, 2014 which represents a significant and material change in economic facts and circumstances. Management assessed the functional currency for the fiscal year commencing December 1, 2013 and concluded that the Company and its wholly owned operating subsidiaries should be measured using the U.S. dollar as the functional currency. Effective December 1, 2013, the change in functional currency was applied on a prospective basis. The U.S. dollar translated amounts of nonmonetary assets and liabilities at December 1, 2013 became the historical accounting basis for those assets and liabilities at December 1, 2013. The impact of the change in functional currency on the measurement and reporting of warrants and the convertible debenture is discussed below. The change in functional currency will result in no change in cumulative translation adjustment going forward as the Company and its wholly owned operating subsidiaries have U.S. dollar functional currencies.

In respect of other transactions denominated in currencies other than the Company and its wholly owned operating subsidiaries’ functional currencies, the monetary assets and liabilities are translated at the period end rates. Revenue and expenses are translated at rates of exchange prevailing on the transaction dates. All of the exchange gains or losses resulting from these other transactions are recognized in the consolidated statements of operations and comprehensive loss.

The Company’s reporting currency in the year ended November 30, 2014, 2013 and 2012 was the U.S. dollar.

Warrants

In the prior year, the warrants were presented as a liability because they did not meet the criteria of ASC Topic 480 Distinguishing Liabilities from Equity for equity classification. Subsequent changes in the fair value of the warrants were recorded in the consolidated statements of operations and comprehensive loss. As discussed above, the Company changed its functional currency effective December 1, 2013 such that these warrants meet the criteria for prospective equity classification in ASC 480, and the U.S. dollar translated amount of the warrant liability at December 1, 2013 became the amount reclassified to equity.

Convertible debenture

The Company issued an unsecured convertible debenture in the principal amount of $1.5 million (the “Debenture”) as described in Note 7 to our audited consolidated financial statements for the year ended November 30, 2014. At issuance the conversion option was bifurcated from its host contract and the fair value of the conversion option was characterized as an embedded derivative upon issuance as it met the criteria of ASC Topic 815 Derivatives and Hedging. Subsequent changes in the fair value of the embedded derivative were recorded in the consolidated statements of operations and comprehensive loss. The proceeds received from the Debenture less the initial amount allocated to the embedded derivative were allocated to the liability and were accreted over the life of the Debenture using the imputed rate of interest. The Company changed its functional currency effective December 1, 2013 such that the conversion option no longer meets the criteria for bifurcation and was prospectively reclassified to shareholders equity under ASC Topic 815 at the U.S. dollar translated amount at December 1, 2013. Effective October 1, 2014, the original maturity date for the Debenture was extended to July 1, 2015.

Investment tax credits

The investment tax credits (“ITC") receivable are amounts considered recoverable from the Canadian federal and provincial governments under the Scientific Research & Experimental Development (“SR&ED”) incentive program. The amounts claimed under the program represent the amounts based on management estimates of eligible research and development costs incurred during the year. Realization is subject to government approval. Any adjustment to the amounts claimed will be recognized in the year in which the adjustment occurs. Refundable ITCs claimed relating to capital expenditures are credited to property and equipment. Refundable ITCs claimed relating to current expenditures are netted against research and development expenditures.

Future Accounting pronouncements

In March 2013, the FASB provided amendments to Accounting Standards Update (“ASU”) No. 2013-05 “Foreign Currency Matters (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity (a consensus of the FASB Emerging Issues Task Force)”. The amendments are effective prospectively for reporting periods beginning after December 15, 2013. Early adoption and retrospective application are permitted. The Company does not expect the adoption of the amendments to have a material impact on the Company’s financial position, results of operations or cash flow.

In July 2013, the FASB issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which requires an entity to present an unrecognized tax benefit as a reduction of a deferred tax asset for a net operating loss (NOL) carryforward, or similar tax loss or tax credit carryforward, rather than as a liability when (1) the uncertain tax position would reduce the NOL or other carryforward under the tax law of the applicable jurisdiction and (2) the entity intends to use the deferred tax asset for that purpose.

The ASU does not require new recurring disclosures. It is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption and retrospective application are permitted. The Company does not expect the adoption of the amendments to have a material impact on the Company’s financial position, results of operations or cash flow.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016. Early adoption is not permitted. The guidance permits companies to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through a cumulative adjustment. The Company is in the process of evaluating the impact of adoption on the Company’s financial position, results of operations or cash flow.

On June 19, 2014, the FASB issued ASU 2014-121 in response to the consensus of the Emerging Issues Task Force on EITF Issue 13-D.2 The ASU clarifies that entities should treat performance targets that can be met after the requisite service period of a share-based payment award as performance conditions that affect vesting. Therefore, an entity would not record compensation expense (measured as of the grant date without taking into account the effect of the performance target) related to an award for which transfer to the employee is contingent on the entity’s satisfaction of a performance target until it becomes probable that the performance target will be met. No new disclosures are required under the ASU. The ASU’s guidance is effective for all entities for reporting periods (including interim periods) beginning after December 15, 2015. Early adoption is permitted. The Company does not expect the adoption of the amendments to have a material impact on the Company’s financial position, results of operations or cash flow.

On August 27, 2014, the FASB issued ASU 2014-15, which provides guidance on determining when and how to disclose going-concern uncertainties in the financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date the financial statements are issued. An entity must provide certain disclosures if “conditions or events raise substantial doubt about the entity’s ability to continue as a going concern.” The ASU applies to all entities and is effective for annual periods ending after December 15, 2016, and interim periods thereafter, with early adoption permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations or cash flow.

RESULTS OF OPERATIONS

Our results of operations have fluctuated significantly from period to period in the past and are likely to do so in the future. We anticipate that our quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the timing of approvals to market our product candidates in various jurisdictions and any resulting licensing revenue, milestone revenue, product sales, the timing and amount of payments received pursuant to our current and future collaborations with third parties, and the progress and timing of expenditures related to our research, development and commercialization efforts. Due to these fluctuations, we presently believe that the period-to-period comparisons of our operating results are not a reliable indication of our future performance.

The following are selected financial data for the years ended November 30, 2014, 2013 and 2012.

	For the years ended
	November 30,	November 30,	November 30,	Change		Change
	2014	2013	2012	2014 vs 2013		2013 vs 2012
	$	$	$	$	%	$	%
Revenue:
Licensing	8,415,540	1,481,719	-	6,933,821	468%	1,481,719	N/A
Milestone	354,153	43,209	-	310,944	720%	43,209	N/A
Research and development	-	-	107,091	-	N/A	(107,091)	-100%
Other incidental services	-	2,546	-	(2,546)	N/A	2,546	N/A
	8,769,693	1,527,474	107,091	7,242,219	474%	1,420,383	1326%

Expenses:
Research and development	8,020,201	5,076,236	5,992,417	2,943,965	58%	(916,181)	-15%
Selling, general and administrative	3,900,803	2,873,091	3,672,313	1,027,712	36%	(799,222)	-22%
Depreciation	381,385	396,814	452,303	(15,429)	-4%	(55,489)	-12%
Write-down on long lived assets	-	-	107,123	-	-	(107,123)	N/A
	12,302,389	8,346,141	10,224,156	3,956,248	47%	(1,878,015)	-18%

Loss from operations	(3,532,696)	(6,818,667)	(10,117,065)	3,285,971	-48%	3,298,398	-33%

Fair value adjustment of derivative liabilities	-	(3,889,683)	3,841,233	3,889,683	-100%	(7,730,916)	-201%
Financing expense	-	(115,056)	-	115,056	-100%	(115,056)	N/A
Net foreign exchange gain (loss)	10,896	(359,554)	181,682	370,450	-103%	(541,236)	-298%
Interest income	4,898	2,839	20,691	2,059	73%	(17,852)	-86%
Interest expense	(339,451)	(314,896)	(63,406)	(24,555)	8%	(251,490)	397%

Net loss	(3,856,353)	(11,495,017)	(6,136,865)	7,638,664	-66%	(5,358,152)	87%

Year Ended November 30, 2014 Compared to the Year Ended November 30, 2013

Revenue

The Company recorded revenues of $8,769,693 for the year ended November 30, 2014 versus $1,527,474 for the year ended November 30, 2013. In November 2013 the Company received FDA approval of its generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for the 15 and 30 mg strengths. Commercial sales of these strengths were launched immediately by our commercialization partner for these drugs in the United States, Par. As the first-filer for the drug product in the 15 mg strength, we had 180 days (up to May 19, 2014) of exclusivity of sales for the generic product of that strength from the date of launch on November 19, 2013 in the United States by our partner, Par. Subsequent to May 19, 2014 we no longer retained generic exclusivity of the 15 mg strength. This revenue represents the commercial sales of the generic product in those strengths and may not be representative of future sales. We believe sales of dexmethylphenidate hydrochloride extended-release capsules are subject to seasonal fluctuations.

In the first half of 2014, we recognized licensing revenue of $5,805,847 from commercial sales of 15 and 30 mg strengths of generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules under the Par agreement. We also recorded milestone revenue of $354,153 under the Par agreement, which is tied to the achievement of our product being either the only generic in the market or having only one generic competitor. In the second half of 2014 we recognized licensing revenue of $2,609,693 from commercial sales of 15 and 30 mg strengths of generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules under the Par agreement.

Research and Development

Expenditures for research and development (“R&D”) for the year ended November 30, 2014 were $8,020,201 in comparison to $5,076,236 in the prior year, an increase of $2,943,965. These included spending for R&D activities as well as expenses on stock options as detailed below.

In the year ended November 30, 2014, we recorded $1,270,307 as expenses for stock options for R&D employees. As a result of the modification of the performance based stock option expiry date, we recorded additional compensation costs of $1,066,991 related to vested performance options during the year ended November 30, 2014. In the prior year we recorded $837,206 as expenses for stock options for R&D employees; this amount includes $442,800 expense for performance-based stock options.

After adjusting for the stock options expenses discussed above, expenditures for R&D for the year ended November 30, 2014 were higher by $2,510,864 compared to the prior year. This increase over the prior year is due to increased expenses on furthering the development of several generic and NDA 505(b)(2) product candidates, an increase in the number of non-management employees, and salary increases for certain non-management employees.

In fiscal 2015, we expect to pursue possible financing alternatives, including potential partnering opportunities, in order to fund clinical trials on NDA 505(b)(2) product candidates. There can be no assurance that we will be able to obtain any such financing on terms or in amounts sufficient to meet our needs or at all.

Selling, General and Administrative

Selling, general and administrative expenses were $3,900,803 for the year ended November 30, 2014 in comparison to $2,873,091 for the year ended November 30, 2013, an increase of $1,027,712.  The increase is due to an increase in expenses related to wages, marketing cost and occupancy costs which are discussed in greater detail below.

Expenditure for wages and benefits for the year ended November 30, 2014 were $1,749,046 in comparison to $1,313,082 in the prior year. In the year ended November 30, 2014, we recorded $478,300 as expenses for stock options compared to an expense of $316,676 for the prior year. After adjusting for the stock options expenses, expenditures for wages and benefits for the year ended November 30, 2014 were higher by $274,340 compared to the prior period primarily due to an increase in the number of management and non-management employees, and salary increases for certain non-management employees .

Administrative costs for the year ended November 30, 2014 were $1,651,790 in comparison to $1,078,441 in the prior year. The increase was due to higher expenditures in legal and accounting activities.

Marketing costs for the year ended November 30, 2014 were $418,472 in comparison to $388,889 in the prior year. There was no significant change in these expenses. This increase is primarily the result of higher travel expenditures related to business development activities.

Occupancy costs for the year ended November 30, 2014 were $81,495 in comparison to $92,679 in the prior year. The decrease is due to the weakness of the Canadian dollar, as occupancy costs are denominated in Canadian dollars.

Depreciation

Depreciation expenses for the year ended November 30, 2014 were $381,385 in comparison to $396,814 in the prior year. The decrease is primarily due to the timing of additional investment in production, laboratory and computer equipment during the year ended November 30, 2014.

Fair Value Adjustment of Derivative Liabilities

In July 2013, the Company completed an underwritten public offering for gross proceeds of approximately $3.1 million at a price of $2.05 per unit. The Company sold an aggregate of 1,500,000 units of common shares and warrants to purchase an additional 375,000 common shares. The warrants are exercisable for a term of five years and have an exercise price of $2.55 per common share. In March 2013, the Company completed a registered direct unit offering for gross proceeds of approximately $3.1 million at a price of $1.72 per unit. The Company sold an aggregate of 1,815,000 common shares and warrants to purchase an additional 453,750 common shares. The warrants are exercisable for a term of five years and have an exercise price of $2.10 per common share. In February 2011, the Company completed a private offering for the sale and issuance of 4,800,000 units of the Company, each unit consisting of one share of common stock, a five year Series A common share purchase warrant to purchase one half of a share of common stock at an exercise price of $2.50 per whole share and a two year Series B common share purchase warrant to purchase one half of a share of common stock at an exercise price of $2.50 per whole share. In February 2011, the Company also issued to the placement agents 96,000 warrants to purchase a whole share of common stock at an exercise price of $3.125 per whole share.

Under U.S. GAAP, when the strike price of warrants is denominated in a currency other than an entity's functional currency, the warrants would not be considered indexed to the entity’s own stock. At issuance, the Company determined that these warrants were not considered indexed to the Company’s own stock and therefore were consequently considered to be a derivative liability. Subsequent changes in the fair value of the warrants were recorded in the consolidated statements of operations and comprehensive loss.

Effective December 1, 2013, the Company changed its functional currency from Canadian dollars to U.S. dollars such that the warrants are now considered indexed to the Company’s own stock and meet the criteria for prospective equity classification in ASC 480. The warrant liability value at December 1, 2013 of $5,438,022 was reclassified from warrant liabilities to additional paid-in capital. As a result, for the year ended November 30, 2014, there was no fair value adjustment of derivative liability expense recorded in the statement of operations.

In January 2013, the Company completed the private placement financing of an unsecured Debenture in the aggregate principal amount of $1.5 million. The Debenture was originally due to mature on January 1, 2015, but effective October 1, 2014, the maturity date was extended to July 1, 2015. The Debenture bears interest at a rate of 12% per annum payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into 500,000 common shares at a conversion price of $3.00 per common share at the option of the holder. The conversion price of the Debenture is in U.S. dollars and at issuance the Company’s functional currency was Canadian dollars. As a result, for the year ended

November 30, 2013, the Company recognized a fair value adjustment of derivative liability expense of $8,168 in the statement of operations.

Under U.S. GAAP, when the conversion price of the Debenture is denominated in a currency other than an entity's functional currency, the conversion option meets the definition of an embedded derivative. The conversion option was bifurcated from its host contract and the fair value of the conversion option characterized as an embedded derivative at issuance. The embedded derivative was presented on a combined basis with the host contract. The derivative was re-measured at the end of every reporting period with the change in value reported in the consolidated statements of operations and comprehensive loss.

Effective December 1, 2013, the Company changed its functional currency from Canadian dollars to U.S. dollars such that the conversion option no longer meets the criteria for bifurcation and was prospectively reclassified to equity under ASC 815. The conversion option value at December 1, 2013 of $728,950 was reclassified from convertible debenture to additional paid-in capital. Consequently, there was no fair value adjustment of derivative liability expense recorded in the statement of operations.

Prior to the Company’s change in its functional currency, U.S. GAAP required the fair values of these liabilities be re-valued at the end of every reporting period with the change in value reported in the consolidated statements of operations and comprehensive loss. Subsequent to the change in functional currency, U.S. GAAP requires the reclassification of the derivative liabilities to equity and there is no further re-valuation at the end of every reporting period.

Foreign Exchange Gain (Loss)

Foreign exchange gain was $10,896 for the year ended November 30, 2014 in comparison to a loss of $359,554 for the prior year. The foreign exchange gain for the year ended November 30, 2014 was due to the weakening of the Canadian dollar against the U.S. dollar throughout the year as the exchange rate averaged $1.00 for C$1.0973 compared to $1.00 for C$1.0241 for prior year. Based on our fiscal year end dates, the Canadian dollar weakened against the U.S. dollar as the exchange rates changed to $1.00 for C$1.1440 at November 30, 2014 from $1.00 for C$1.0620 at November 30, 2013.

Interest Income

Interest income was $4,898 for the year ended November 30, 2014 in comparison to $2,839 for the year ended November 30, 2013, an increase of $2,059. For the year ended November 30, 2014 interest was higher largely due to a higher average amount of cash equivalents on hand during 2014 compared to 2013.

Interest Expense

Interest expense was $339,451 for the year ended November 30, 2014 in comparison to $314,896 for the year ended November 30, 2013, an increase of $24,555. This is primarily because the interest expense paid in 2014, on the Debenture which accrues interest payable at 12% annually and the related conversion option embedded derivative accreted at an annual imputed interest of approximately 8%, was over a twelve month period in comparison to 2013 where the Debenture interest was over a ten month period.

Year Ended November 30, 2013 Compared to the Year Ended November 30, 2012

Revenue

The Company recorded revenues of $1,527,474 for the year ended November 30, 2013 versus $107,091 for 2012. In November 2013 the Company received FDA approval of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for the 15 and 30 mg strengths. Commercial sales of these strengths were launched immediately by our commercialization partner in the United States, Par. As the first-filer for the drug product in the 15 mg strength, we had 180 days of exclusivity of generic sales from the date of launch in the United States by our partner, Par. We recognized licensing revenue of $1,481,719, which is our licensing revenue from 12 days of commercial sales of 15 and 30 mg strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules under the Par agreement. This revenue represented the first commercial generic sales of those strengths and may not be representative of post-launch sales. In 2013 we also accrued milestone revenue of $43,209 under the Par agreement tied to the achievement of our product being either the only generic in the market or if there is only one generic competitor. In 2013 we also recorded other incidental services revenue of $2,546 related to consulting services provided to other organizations regarding FDA standards. In 2011, additional strengths of generic Focalin XR® were added to the Par agreement. Under the terms of the expanded agreement, the Company received a cash payment of $600,000 from Par, of which $492,909 was recognized in the year ended November 30, 2011. During the year ended November 30, 2012, the remaining deferred revenue of $107,091 was recognized as revenue mainly related to development work completed for the 40 mg strength.

Research and Development

Expenditures for research and development (“R&D”) for the year ended November 30, 2013 were $5,076,236 in comparison to $5,992,417 in the prior year, a decrease of $916,181. These included spending for R&D activities as well as expenses on stock options as detailed below.

In the year ended November 30, 2013, we recorded $837,206 as expenses for stock options for R&D employees; this amount includes $442,800 expense for performance-based stock options. In the prior year we recorded $1,505,061 as expenses for stock options for R&D employees; there was no expense for performance-based stock options.

After adjusting for the stock options expenses discussed above, expenditures for R&D for the year ended November 30, 2013 were slightly lower by $248,326 compared to the prior year. This is primarily attributed to the fact that during the year ended November 30, 2012, more R&D activities were conducted compared to the year ended November 30, 2013.

Selling, General and Administrative

Selling, general and administrative expenses were $2,873,091 for the year ended November 30, 2013 in comparison to $3,672,313 for the year ended November 30, 2012, a decrease of $799,222.  The decrease is due to a decrease in expenses related to wages, marketing cost and occupancy costs which are discussed in greater detail below.

Expenditure for wages and benefits for the year ended November 30, 2013 were $1,313,082 in comparison to $1,946,535 in the prior year. This decrease is attributable to the issuance of options in the prior year. In the year ended November 30, 2013, we recorded $316,676 as expenses for stock options compared to an expense of $818,784 for the prior year. After adjusting for the stock options expenses, expenditures for wages and benefits for the year ended November 30, 2013 were slightly lower by $131,345 compared to the prior period, which is primarily attributed to the resignation of an executive of IPC Ltd.

Administrative costs for the year ended November 30, 2013 were $1,078,441 in comparison to $1,279,696 in the prior year. The decrease is primarily due to business development expenses in the prior year, as well as higher expenditures in patents prosecution.

Marketing costs for the year ended November 30, 2013 were $388,889 in comparison to $352,803 in the prior year. There was no significant change in these expenses.

Occupancy costs for the year ended November 30, 2013 were $92,679 in comparison to $93,279 in the prior year. The decrease is due to the termination of a leased office for IPC Ltd.

Depreciation

Depreciation expenses for the year ended November 30, 2013 were $396,814 in comparison to $452,303 in the prior year. The decrease is primarily due to lower investment in production, laboratory and computer equipment in the year ended November 30, 2013 compared to the prior year.

Fair Value Adjustment of Derivative Liabilities

In July 2013, the Company completed an underwritten public offering for gross proceeds of approximately $3.1 million at a price of $2.05 per unit. The Company sold an aggregate of 1,500,000 units of common shares and warrants to purchase an additional 375,000 common shares. The warrants are exercisable for a term of five years and have an exercise price of $2.55 per common share. In March 2013, the Company completed a registered direct unit offering for gross proceeds of approximately $3.1 million at a price of $1.72 per unit. The Company sold an aggregate of 1,815,000 common shares and warrants to purchase an additional 453,750 common shares. The warrants are exercisable for a term of five years and have an exercise price of $2.10 per common share. In February 2011, the Company completed a private offering for the sale and issuance of 4,800,000 units of the Company, each unit consisting of one share of common stock, a five year Series A common share purchase warrant to purchase one half of a share of common stock at an exercise price of $2.50 per whole share and a two year Series B common share purchase warrant to purchase one half of a share of common stock at an exercise price of $2.50 per whole share. In February 2011, the Company also issued to the placement agents 96,000 warrants to purchase a whole share of common stock at an exercise price of $3.125 per whole share.

Under U.S. GAAP, when the strike price of warrants is denominated in a currency other than an entity's functional currency, the warrants would not be considered indexed to the entity’s own stock. As a result, the Company determined that these warrants are not considered indexed to the Company’s own stock and therefore would consequently be considered to be derivative liability. Also under U.S. GAAP, warrants with the cashless exercise option satisfying the explicit net settlement criteria are considered a derivative liability.

In January 2013, the Company completed the private placement financing of an unsecured Debenture in the principal amount of $1.5 million. The Debenture (which was to mature on January 1, 2015, was extended on October 1, 2014 to July 1, 2015), bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into 500,000 common shares at a conversion price of $3.00 per common share at the option of the holder. The conversion price of the Debenture is in U.S. dollars and the Company’s functional currency in fiscal 2013 was the Canadian dollar. Under U.S. GAAP, when the conversion price of the Debenture is denominated in a currency other than an entity's functional currency, the conversion option meets the definition of an embedded derivative. The conversion option is bifurcated from its host contract and the fair value of the conversion option characterized as an embedded derivative upon issuance. The embedded derivative is presented on a combined basis with the host contract. The derivative is re-measured at the end of every reporting period with the change in value reported in the consolidated statements of operations and comprehensive loss.

U.S. GAAP requires the fair value of these liabilities be re-valued at the end of every reporting period with the change in value reported in the consolidated statements of operations and comprehensive loss. Accordingly, the fair values of the warrant derivative liabilities from the Series A, Placement Agents, March 2013 and July 2013 Warrants, and conversion option embedded derivative from the Debenture have been re-valued at November 30, 2013 using the Black-Scholes Option Pricing Model, resulting in an increase in the fair value of the derivative liabilities and a fair value adjustment of the derivative liabilities for a loss of $3,889,683.

Financing Expense

Financing expense was $115,056 for the year ended November 30, 2013 compared to $Nil for the prior year. This expense was related to the March 2013 registered direct unit offering for gross proceeds of $3.1 million and the July 2013 underwritten public offering of units for gross proceeds of $3.1 million. These costs were expensed as they were attributable to the warrant liability. In March 2012 the Company closed a registered direct common share offering for gross proceeds of $5 million; for this financing the costs were recorded in shareholder equity.

Foreign Exchange Gain (Loss)

Foreign exchange loss was $359,554 for the year ended November 30, 2013 in comparison to a gain of $181,682 for the prior year. The foreign exchange loss for the year ended November 30, 2013 was due to the weakening of the Canadian dollar against the U.S. dollar throughout the year as the exchange rate averaged $1.00 for C$1.0241 compared to $1.00 for C$0.9977 for prior year. Based on year end dates, the Canadian dollar weakened against the U.S. dollar as the exchange rates changed to $1.00 for C$1.0620 at November 30, 2013 from $1.00 for C$0.9936 at November 30, 2012.

Interest Income

Interest income was $2,839 for the year ended November 30, 2013 in comparison to $20,691 for the year ended November 30, 2012, a decrease of $17,852. In the year ended November 30, 2013, interest was lower largely due to a lower average amount of cash equivalents on hand during 2013.

Interest Expense

Interest expense was $314,896 for the year ended November 30, 2013 in comparison to $63,406 for the year ended November 30, 2012, an increase of $251,490. On January 10, 2013 we issued the $1,500,000 Debenture, which accrues interest payable at 12% annually. Also, the Debenture proceeds of $1.5 million less the initial fair value of the conversion option embedded derivative of $220,100, amounts to $1,279,900 and are accreted at an annual imputed interest rate of 8%, over the life of the Debenture. We continued to have another related party loan outstanding which accrues interest at 6% annually during 2013 and 2012. In the year ended November 30, 2014, the entire outstanding related party loan principal in the amount of $665,226 (C$736,685) was repaid and an interest payment of $48,545 (C$53,762) was made.

SUMMARY OF QUARTERLY RESULTS

The following selected financial information is derived from our audited consolidated financial statements for the three years ended November 30, 2014, and 2013.

Quarter Ended	Revenue	Net (loss) income	(Loss) income per share
			Basic(i)	Diluted(i)
	$	$	$	$
November 30, 2014	1,536,990	(1,247,105)	(0.05)	(0.05)
August 31, 2014	1,072,703	(1,670,407)	(0.07)	(0.07)
May 31, 2014	1,478,942	(3,140,275)	(0.14)	(0.14)
February 28, 2014	4,681,058	2,201,435	0.10	0.09
November 30, 2013	1,527,474	(6,325,439)	(0.30)	(0.30)
August 31, 2013	-	(2,047,783)	(0.10)	(0.10)
May 31, 2013	-	(1,781,662)	(0.09)	(0.09)
February 28, 2013	-	(1,340,133)	(0.07)	(0.07)

(i)	Quarterly per share amounts may not sum due to rounding

It is important to note that historical patterns of revenue and expenditures cannot be taken as an indication of future revenue and expenditures. Net income and loss has been variable over the last eight quarters, and has been impacted primarily by the FDA approval and commercial sales of generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for the 15 and 30 mg strengths, availability of funding, the level of our R&D spending, and the fair value adjustment of derivative liabilities. The net loss in the third and fourth quarter of 2014 is attributed to the ongoing R&D and selling, general and administrative expense, as well as the expiry of the exclusivity period for the 15mg strength of dexmethylphenidate hydrochloride extended-release capsules in the third quarter, allowing more competitors into the market, which negatively impacted our licensing revenue from dexmethylphenidate hydrochloride extended-release capsules. The net income in the second quarter of 2014 is attributed to the licensing and milestone revenue of $4.7 million from dexmethylphenidate hydrochloride extended-release capsules and the change in functional currency eliminating fair value adjustments of derivative liabilities. The higher net income in the first quarter of 2014 is attributed to the licensing revenue from dexmethylphenidate hydrochloride extended-release capsules plus milestone revenue received under the Par agreement. As the first-filer for the drug product in the 15 mg strength, we had 180 days (up to May

19, 2014) of exclusivity of sales for the generic product of that strength from the date of launch on November 19, 2013 in the United States by our partner, Par. The higher net loss during the fourth quarter of 2013 when compared to the net loss in the third quarter of 2013 can be mainly attributed to the fair value adjustment of derivative liabilities for a loss of $5.1 million due to the significant increase in common share price driving the fair market valuation of derivate liabilities. This loss partially offset by the timing of certain R&D activities which have been deferred, and licensing revenue of $1.5 million related to commercial sales of generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for the 15 and 30 mg strengths under the Par agreement. The increase in the Company’s net loss for the third quarter ended August 31, 2013, as compared to the Company’s net loss for the second quarter ended May 31, 2013, can be attributed to the loss of $0.2 million in the fair value adjustment of derivative liabilities. In contrast, for the second quarter ended May 31, 2013, there was a gain of $0.2 million in the fair value adjustment of derivative liabilities.

LIQUIDITY AND CAPITAL RESOURCES

	For the years ended
	November 30,	November 30,	November 30,	Change		Change
	2014	2013	2012	(2014 vs 2013)		(2013 vs 2012)
	$	$	$	$	%	$	%
Cash flows used in operating activities	(1,714,913)	(6,926,796)	(7,654,361)	5,211,883	-75%	727,565	-10%
Cash flows provided from financing activities	5,957,275	7,328,420	4,363,865	(1,371,145)	-19%	2,964,555	68%
Cash flows used in investing activities	(768,973)	(122,017)	(1,036,092)	(646,956)	530%	914,075	-88%
Effect of foreign exchange on cash held in foreign currency	-	(16,037)	6,516	16,037	-100%	(22,553)	-346%
Increase (decrease) in cash	3,473,389	263,570	(4,320,072)	3,209,819	1218%	4,583,642	-106%
Cash and cash equivalents, beginning of period	760,586	497,016	4,817,088	263,570	53%	(4,320,072)	-90%
Cash and cash equivalents, end of period	4,233,975	760,586	497,016	3,473,389	457%	263,570	53%

The Company had cash of $4,233,975 as at November 30, 2014 compared to $760,586 as at November 30, 2013 and compared to $497,016 as at November 30, 2012. The increase in cash during the year ended November 30, 2014 is mainly a result of the decrease in cash flows used in operating activities due to payments received from the commercial sales of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for the 15 and 30 mg strengths, cash flows from financing activities which are mainly from our at-the-market financing and several warrant exercise, and partially offset by an increase in purchases of production, laboratory and computer equipment. The increase in cash during the year ended November 30, 2013 is mainly a result of an increase in financing activities, partially offset by a decrease in cash flows used in operating activities related to R&D activities, and the decrease in purchases of production, laboratory and computer equipment, as noted below. The decrease in cash during the year ended November 30, 2012 is mainly a result of cash flows used in operating activities related to R&D activities and the purchase of production, laboratory and computer equipment due to the acceleration of product development activities, as noted below.

For the year ended November 30, 2014, net cash flows used in operating activities decreased to $1,714,913 as compared to net cash flows used in operating activities for the years ended November 30, 2013 and 2012 of $6,926,796 and $7,654,361, respectively. The November 30, 2014 decrease was due to the receipt of payment of $8,465,466, relating to commercial sales of dexmethylphenidate hydrochloride extended-release capsules by Par for the 15 and 30 mg strengths of the drug product for the year ended November 30, 2014, under the Par agreement. Also, in the year ended November 30, 2014, the Company received $395,835 under the Par agreement as a milestone payment tied to the achievement of our product being either the only generic in the market or having only one generic competitor, which was partially offset by increased R&D expenses, increased selling, general and administrative expenses, and payment of the outstanding salaries payable in the amount of $336,327 to Dr. Isa Odidi and Dr. Amina Odidi, principal shareholders, directors and executive officers of the Company.

Research and development costs, which are a significant portion of the cash flows used in operating activities, related to continued internal research and development programs are expensed as incurred. However, equipment and supplies are capitalized and amortized over their useful lives if they have alternative future uses. For the years ended November 30, 2014, 2013, and 2012, R&D expense was $ 8,020,201, $5,076,236, and $5,992,417, respectively. For the years ended November 30, 2014, 2013, and 2012, R&D expense before stock option expense was $6,749,894, $4,239,030, and $4,487,356, respectively.

As a research and development company, Intellipharmaceutics Corp., a wholly-owned subsidiary of the Company (“IPC Corp”) is eligible to receive ITCs from various levels of government under the SR&ED incentive programs. Depending on the financial condition of IPC Corp, research and development expenses in any fiscal year could be claimed. Eligible research and development expenses included salaries for employees involved in research and development, cost of materials, equipment purchase as well as third party contract services. This amount is not a reduction in income taxes but a form of government refundable credits based on the level of research and development that the Company carries out.

In fiscal year 2013 and 2012, the Company received C$300,000 in each year for the ITCs with the Ontario Ministry of Finance for research and development activities carried out during the fiscal years 2012 and 2011, respectively.

Net cash flows provided from financing activities for the year ended November 30, 2014 of $5,957,275 related principally from our at-the-market issuances of 1,689,500 common shares sold on NASDAQ for gross proceeds of $6,571,673 with net proceeds to us of $6,390,952. For the year ended November 30, 2013, net cash flows provided from financing activities of $7,328,420 related principally to the July 2013 underwritten public offering for gross proceeds of approximately $3.1 million, the March 2013 registered direct unit offering for gross proceeds of approximately $3.1 million, the January 2013 Debenture financing in the principal amount of $1.5 million, and warrant exercises, offset by issuance costs. For the year ended November 30, 2012, net cash flows provided from financing activities of $4,363,865 related principally to the registered direct common share offering for gross proceeds of $5 million completed in March 2012, and warrant exercises, partially offset by issuance costs.

As at November 30, 2014, we had repaid the entire outstanding principal amount of a related party loan to Dr. Isa Odidi and Dr. Amina Odidi, our principal stockholders, directors and executive officers, in the amount of $690,049 (C$764,851) out of licensing revenues earned by IPC Corp and made interest payments of $48,504 (C$53,762) in accordance with the IPC Arrangement Agreement.

For the year ended November 30, 2014, net cash flows used in investing activities of $768,973 related mainly to the purchases of production, laboratory and computer equipment due to the acceleration of product development activities. For the year ended November 30, 2013, net cash flows used in investing activities of $122,017 related mainly to the purchase of production and laboratory equipment For the year ended November 30, 2012, net cash flows used in investing activities of $1,036,092 related mainly to the purchase of production, laboratory and computer equipment due to the acceleration of product development activities.

All non-cash items have been eliminated from the consolidated statements of cash flows.

Other than the net income for the three months ending February 28, 2014, the Company has incurred losses from operations since inception. To date, the Company has funded its research and development activities principally through the issuance of securities, loans from related parties, funds from the IPC Arrangement Agreement and funds received under development agreements. To a lesser extent, since November 2013, research has also been funded from revenues from sales of our dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths. Currently, the Company does not anticipate generating sufficient cash flows from operations as it pursues the development of its portfolio of ANDA and NDA 505(b)(2) product candidates. Our future operations are highly dependent upon our ability to raise additional capital to support advancing our product pipeline through continued

research and development activities. Although there can be no assurances, such financing may come from revenues from proceeds of the Company’s at-the-market offering program, from sales of our generic Focalin XR ® (dexmethylphenidate hydrochloride extended-release) capsules and from potential partnering opportunities. Our ultimate success will depend on whether our product candidates receive the approval of the FDA or other applicable regulatory agencies and we are able to successfully market approved products. We cannot be certain that we will be able to receive FDA approval for any of our current or future product candidates, or that we will reach the level of sales and revenues necessary to achieve and sustain profitability.

The Company received final approval from the FDA in November 2013 to launch generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for the 15 and 30 mg strengths. Commercial sales of these strengths were launched immediately by our commercialization partner in the United States, Par. As the first-filer for the drug product in the 15 mg strength, we had 180 days (up to May 19, 2014) of exclusivity of sales for the generic product of that strength from the date of launch on November 19, 2013 in the United States by our partner, Par. Our 5, 10, 20 and 40 mg strengths were also tentatively FDA approved, subject to the right of another party or parties to 180 days of generic exclusivity from the date of first launch of such products by such parties. We also believe that Teva launched their own 5 mg strength of generic Focalin XR® capsules on November 11, 2014. We believe that Par intends to launch the 5mg strength in May 2015, upon the expiry of the Teva exclusivity period, but there can be no assurance as to when or if the launch will occur. There can be no assurance as to when or if final FDA approval will be received for the remaining product strengths we have applied for or that any of these strengths tentatively approved will ever be successfully commercialized.

As of February 23rd, 2015, we had a cash balance of $4.4 million, which we expect will fund our currently projected operations through May 2015. In order for us to continue operations at currently projected levels beyond May 2015, we will be required to seek significant additional capital. We might also need further additional capital to fund any R&D activities which are at higher-than-currently projected levels and to fund any significant expansion of our operations. Although there can be no assurances, such capital may come from revenues from the sales of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, from proceeds of the Company’s at-the-market offering program and from potential partnering opportunities. Other potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, other equity and/or debt financings, and/or new strategic partnership agreements which fund some or all costs of product development, although there can be no assurance that we will be able to obtain any such capital on terms or in amounts sufficient to meet our needs or at all.

The increase in expenses in 2014 was in part as a result of capital expenditures on production and analytical equipment and expenses for the procurement of active raw materials, conducting clinical studies and, to a lesser extent, hiring of additional personnel.

Our cash requirements for R&D during any period depend on the number and extent of the R&D activities we focus on. At present, we are working principally on our oxycodone and pregabalin 505(b)(2), and selected generic, product candidate development projects. For the 505(b)(2) product candidates, clinical trials beyond Phase I can be capital intensive, and will only be undertaken consistent with the availability of funds and a prudent cash management strategy. We do not anticipate any material equipment purchases in the next twelve months in the absence of significant additional funding.

Effective October 1, 2014, the January 1, 2015 maturity date for the Debenture in respect of the $1,500,000 loan to the Company by Drs. Isa and Amina Odidi was extended to July 1, 2015. The Company currently expects to repay this amount from then available cash on or about July 1, 2015.

The availability of equity or debt financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations. In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. In the event that we do not obtain sufficient additional capital, there may be substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due. Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain projects, or commence new ones. Any failure on our part to raise additional funds on terms favorable to us or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in our not taking advantage of business opportunities, in the termination or delay of clinical trials or our not taking any necessary actions required by the FDA for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs or NDAs at all or in time to competitively market our products or product candidates.

OUTSTANDING SHARE INFORMATION

The number of shares outstanding as of November 30, 2014 is 23,456,611, an increase of 2,026,000 from November 30, 2013 as a result of the sale of 1,689,500 common shares under the at-the-market offering program, exercises of options for 48,000 common shares and exercise of warrants for 288,500 common shares. In November 2013, we entered into an equity distribution agreement with Roth Capital Partners, LLC (“Roth”), pursuant to which we may from time to time sell up to 5,305,484 of our common shares for up to an aggregate of $16.8 million (or such lesser amount as may be permitted under applicable securities laws and regulations) through at-the-market issuances on the NASDAQ or otherwise. During the year ended November 30, 2014, 1,689,500 of our common shares were sold for net proceeds to us of $6,390,952. Roth received compensation of $180,721 in connection with such sales. No other shares were sold under the at-the-market program prior to December 1, 2013. There can be no assurance that any additional shares will be sold under our at-the-market program. The number of options outstanding as of November 30, 2014 is 4,858,208, an increase of 403,316 from November 30, 2013, due to 479,001 options granted,48,000 options exercised, 27,832 options forfeited, and 33 options expired during the year ended November 30, 2014. The warrants outstanding as of November 30, 2014 represent 2,291,075 common shares issuable upon the exercise of outstanding common share purchase warrants, a decrease of 288,500 from November 30, 2013, due to their exercise during the year ended November 30, 2014. The number of deferred share units outstanding as of November 30, 2014 is 49,009, an increase of 5,969 from November 30, 2013. As of February 23rd, 2015 the number of shares outstanding is 23,541,611, an increase of 85,000 from November 30, 2014 due to options being exercised.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT LIQUIDITY AND MARKET RISK

Liquidity risk is the risk that the Company will encounter difficulty raising funds to meet its commitments as they become due. In meeting its liquidity requirements, the Company closely monitors its cash requirements in the forecasted period.

We are exposed to interest rate risk, which is affected by changes in the general level of interest rates.  Due to the fact that the Company’s cash is deposited with major financial institutions in an interest savings account, we do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates given their relative short-term nature.

Trade accounts receivable potentially subjects the Company to credit risk. The Company provides an allowance for doubtful accounts equal to the estimated losses expected to be incurred in the collection of accounts receivable.

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

	November 30,	November 30,
	2014	2013
	$	$

Total accounts receivable	1,011,133	1,475,745
Less allowance for doubtful accounts	-	-
Total accounts receivable, net	1,011,133	1,475,745

Not past due	982,313	1,473,097
Past due for more than 31 days
but no more than 60 days	5,950	2,648
Past due for more than 91 days
but no more than 120 days	22,870	-
Total accounts receivable, net	1,011,133	1,475,745

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the years ended November 30, 2014 and November 30, 2013, Par accounted for substantially all the revenue and all the accounts receivable of the Company.

We are exposed to changes in foreign exchange rates between the Canadian and United States dollar which could affect the value of our cash. The Company had no foreign currency hedges or other derivative financial instruments as of November 30, 2014. The Company did not enter into financial instruments for trading or speculative purposes and does not currently utilize derivative financial instruments.

The Company has balances in Canadian dollars that give rise to exposure to foreign exchange (“FX”) risk relating to the impact of translating certain non-U.S. dollar balance sheet accounts as these statements are presented in U.S. dollars. A strengthening U.S. dollar will lead to a FX gain while a weakening U.S. dollar will lead to a FX loss. For each Canadian dollar balance of $1.0 million, a +/- 10% movement in the Canadian currency held by the Company versus the US dollar would affect the Company’s loss and other comprehensive loss by $0.1 million.

Balances denominated in foreign currencies that are considered financial instruments are as follows:

	November 30, 2014		November 30, 2013
	Canadian	U.S	Canadian	U.S
FX rates used to translate to U.S.	1.1440		1.0620
	$	$	$	$

Assets
Cash	510,459	446,205	461,002	434,089
	510,459	446,205	461,002	434,089
Liabilities
Accounts payable	379,014	331,306	484,299	456,025
Employee cost payable	207,297	181,204	182,970	172,288
Capital lease	25,538	22,323	45,947	43,265
Due to related party	-	-	806,657	759,564
	611,849	534,833	1,519,873	1,431,142
Net exposure	(101,390)	(88,628)	(1,058,871)	(997,053)

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecasted cash requirements with expected cash drawdown.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at November 30, 2014:

November 30, 2014
	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	1 year	1 year	Total
	$	$	$	$	$	$
Third parties
Accounts payable	668,069	-	-	-	-	668,069
Accrued liabilities	675,487	-	-	-	-	675,487
Capital lease	5,148	5,288	5,432	5,581	42,160	63,609
Related parties
Employee costs payable	181,204	-	-	-	-	181,204
Due to related parties	-	-	-	-	-	-
Convertible debenture	44,353	44,353	1,515,277	-	-	1,603,983
	1,574,261	49,641	1,520,709	5,581	42,160	3,192,352

CAPITAL RESOURCES

At November 30, 2014, our cash totalled $4,233,975 compared to $760,586 as at November 30, 2013. The increase in cash during the year ended November 30, 2014 is mainly a result of cash provided from payments received from the commercial sales of dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths, our at-the-market financing and several warrant exercises.

At November 30, 2014, the amount due to related parties totalled $Nil compared with $759,564 at November 30, 2013. The decrease was due to the payment of the related party loan. At November 30, 2014, shareholders’ equity was $4,909,365 compared to shareholders’ deficiency of $5,955,073 at November 30, 2013. The increase was due to the reclassification of the warrant liabilities and the conversion option in the Debenture, as discussed in the Critical Accounting Policies and Estimates section above.

WORKING CAPITAL

Working capital (defined as current assets minus current liabilities) has improved by approximately $5.2 million at November 30, 2014 from November 30, 2013, mainly as a result of the increase in cash for licensing and milestone revenues. As of February 23rd, 2015, we had a cash balance of $4.4 million, which we expect will fund our currently projected operations through May 2015. In order for us to continue operations at currently projected levels beyond May 2015, we will be required to seek significant additional capital. We might also need further additional capital to fund any R&D activities which are at higher-than-currently projected levels and to fund any significant expansion of our operations. Although there can be no assurances, such capital may come from proceeds of the Company’s at-the-market offering program, from revenues from the sales of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules and from potential partnering opportunities. Other potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, other equity and/or debt financings, and/or new strategic partnership agreements which fund some or all costs of product development, although there can be no assurance that we will be able to obtain any such capital on terms or in amounts sufficient to meet our needs or at all.

The increase in expenses in 2014 was in part as a result of capital expenditures on production and analytical equipment and expenses for the procurement of active raw materials, conducting clinical studies and, to a lesser extent, hiring of additional personnel. We do not anticipate any material equipment purchases in the next twelve months in the absence of significant additional funding.

Effective October 1, 2014, the January 1, 2015 maturity date for the Debenture in respect of the $1,500,000 loan to the Company by Drs. Isa and Amina Odidi was extended, to July 1, 2015. The Company currently expects to repay this amount from then available cash on or about July 1, 2015.

The availability of equity or debt financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations. In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. In the event that we do not obtain sufficient additional capital, there may be substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due. Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain projects, or commence new ones. Any failure on our part to raise additional funds on terms favorable to us or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in our not taking advantage of business opportunities, in the termination or delay of clinical trials or the Company not taking any necessary actions required by the FDA for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs or NDAs at all or in time to competitively market our products or product candidates.

CAPITAL EXPENDITURES

Total capital expenditures for the year ended November 30, 2014 were $768,973, compared to $122,017 for the year ended November 30, 2013. Capital expenditures in 2014 and 2013 relate to purchases of production, laboratory and computer equipment. We do not anticipate any material equipment purchases in the next twelve months in the absence of significant additional funding.

CONTRACTUAL OBLIGATIONS

In the table below, we set forth our enforceable and legally binding obligations and future commitments and obligations related to all contracts. Some of the figures we include in this table are based on management’s estimate and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties, and other factors. The Company has entered into capital lease agreements for laboratory equipment where the lease obligation will end in fiscal 2017. Operating lease obligations relate to the lease of premises which will expire in November 2015, with an option to extend the lease for five additional years on terms we currently believe to be favourable.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
	$	$	$	$	$
Third parties
Accounts payable	668,069	668,069	-	-	-
Accrued liabilities	675,487	675,487	-	-	-
Capital lease	63,609	21,449	42,160	-	-
Operating lease	78,308	78,308	-	-	-
Related parties
Employee costs payable	181,204	181,204	-	-	-
Convertible debenture	1,603,983	1,603,983	-	-	-
Total contractual obligations	3,270,660	3,228,500	42,160	-	-

CONTINGENCIES AND LITIGATION

From time to time, the Company may be exposed to claims and legal actions in the normal course of business. As at November 30, 2014, and continuing as at February 23rd, 2015 there were no material pending or threatened litigation claims outstanding other than the ones described in the following paragraphs.

Pursuant to an arrangement agreement between Vasogen and Cervus LP (“Cervus”) dated August 14, 2009 (the "Cervus Agreement"), Vasogen and a Vasogen subsidiary (“New Vasogen”) entered into an indemnity agreement (the "Indemnity Agreement"), which became an obligation of the Company as of October 22, 2009. The Indemnity Agreement is designed to provide Cervus with indemnification for claims relating to Vasogen's and New Vasogen's business that are brought against Cervus in the future, subject to certain conditions and limitations. The Company's obligations under the Indemnity Agreement relating to the Tax pools defined in the Indemnity Agreement are limited to an aggregate of C$1,455,000 with a threshold amount of C$50,000 before there is an obligation to make a compensation payment. The Company does not presently expect to have to pay any amount under this Indemnity Agreement.

On or about August 8, 2014, Pfizer Inc., Wyeth LLC, Wyeth Pharmaceuticals Inc., and PF Prism C.V. filed a complaint against the Company for alleged patent infringement in the United States District Court for the District of Delaware in respect of Intellipharmaceutics’ development of a generic of the branded drug Pristiq® (O-desmethylvenlafaxine succinate extended release tablets in 50 and 100 mg dosage strengths). A similar complaint for patent infringement was filed on August 11, 2014 by the same parties in the District Court for the Southern District of New York. The above-noted litigation has been settled effective February 2, 2015, and the Parties have stipulated to the full and final dismissal of all litigation noted above, without prejudice and without costs. All other terms of the settlement are confidential.

On or about September 26, 2014, Aziende Chimiche Riunite Angelini Francesco A.C.R.A.F. S.p.A. and Angelini Pharma Inc. filed a complaint against the Company for alleged patent infringement in the United States District Court for the District of Delaware in respect of Intellipharmaceutics’ development of a generic of the branded drug Oleptro™ (trazodone hydrochloride extended-release tablets in 150 and 300 mg dosage strengths). The complaint was filed by the plaintiffs and subsequently served. The Company believes that the likelihood of having to pay any damages or other penalty to the plaintiffs in connection with the resolution of this complaint in its anticipated course is remote, although no assurance can be provided to this effect. The parties are engaged in settlement discussions, although we cannot predict whether these discussions will result in a settlement.

RELATED PARTY TRANSACTIONS

As at November 30, 2014, we had repaid an outstanding related party loan payable to Dr. Isa Odidi and Dr. Amina Odidi, our principal stockholders, directors and executive officers. Repayments of the related party loan were restricted under the terms of the loan such that the principal amount thereof was payable when payment was required solely out of (i) revenues earned by IPC Corp following the effective date of October 22, 2009, and/or proceeds received by IPC Corp or its affiliates from the offering of its securities after the effective date (other than the proceeds from the transactions completed in February 2011, March 2012, March 2013 and July 2013) and/or amounts received by IPC Corp for SR&ED tax credits of IPC Corp and (ii) up to C$800,000 of the Net Cash from the Vasogen transaction. In March 2014, we repaid the entire outstanding related party loan principal, in the amount of $690,049 (C$764,851) out of licensing revenues earned by IPC Corp and made interest payments of $48,504 (C$53,762) in respect of the promissory note in accordance with the IPC Arrangement Agreement.

In January 2013, the Company completed the private placement financing of an unsecured Debenture in the principal amount of $1.5 million. The Debenture was to mature January 1, 2015, but effective October 1, 2014, the maturity date was extended to July 1, 2015. The Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into 500,000 common shares at a conversion price of $3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, our principal stockholders, directors and executive officers provided us with the $1.5 million of the proceeds for the Debenture.

DISCLOSURE CONTROL AND PROCEDURES

Under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as at November 30, 2014. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow required disclosures to be made in a timely fashion. Based on that evaluation, management has concluded that these disclosure controls and procedures are effective as at November 30, 2014.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of our Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Management assessed the effectiveness of the Company’s internal control over financial reporting using the Internal Control-Integrated Framework developed by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of November 30, 2014. Management has not identified any material weaknesses or changes in the Company’s internal control over financial reporting as of November 30, 2014.

OFF-BALANCE SHEET ARRANGEMENTS

The Company, as part of its ongoing business, does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities (“SPE”), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of November 30, 2014, the Company was not involved in any material unconsolidated SPE transactions.

RISKS AND UNCERTAINTIES

We are a research and development company that received final FDA approval of our once daily generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for the 15 and 30 mg strengths in November 2013. Our 5, 10, 20 and 40 mg strengths were also tentatively FDA approved, subject to the right of another party or parties to 180 days of generic exclusivity from the date of first launch of such products by such parties. We believe that Par intends to launch these strengths immediately upon the expiry of those exclusivity periods, but there can be no assurance as to when or if any launch will occur. There can be no assurance as to when or if final FDA approval will be received for the remaining product strengths we have applied for or that any of these strengths tentatively approved will ever be successfully commercialized. We depend significantly on the actions of our development partner Par in the prosecution, regulatory approval and commercialization of our generic dexmethylphenidate hydrochloride extended-release capsules and on their timely payment to us of the contracted quarterly payments as they come due. Our near term ability to generate significant revenue will depend upon successful commercialization of our products in the United States, where the branded Focalin XR® product is in the market. Although we have several other products in our pipeline, they are at earlier stages of development. Because of these characteristics, the Company is subject to certain risks and uncertainties, or risk factors. The Company cannot predict or identify all such risk factors nor can it predict the impact, if any, of the risk factors on its business operations or the extent to which a factor, event or any such combination may materially change future results of financial position from those reported or projected in any forward looking statements. Accordingly the Company cautions the reader not to rely on reported financial information and forward looking statements to predict actual future results. This report and the accompanying financial information should be read in conjunction with this statement concerning risks and uncertainties. Some of the risks, uncertainties and events that may affect the Company, its business, operations and results of operations are given in this section. However, the factors and uncertainties are not limited to those stated.

We believe that our revenues derived from our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules are subject to seasonal fluctuations. These products are indicated for conditions including attention deficit hyperactivity disorder, which we expect may see increases in prescription rates during the school term and declines in prescription rates during summer vacations and other school holidays.

Since we commenced operations we have incurred accumulated losses through November 30, 2014. We had an accumulated deficit of $45.4 million as of November 30, 2014 and have incurred additional losses since such date. As we engage in the development of products in our pipeline, we will continue to incur further losses. There can be no assurance that we will ever be able to achieve or sustain profitability or positive cash flow. Our ultimate success will depend on whether our product candidates receive the approval of the FDA or other applicable regulatory agencies and whether we are able to successfully market approved products. We cannot be certain that we will be able to receive FDA approval for any of our current or future product candidates, or that we will reach the level of sales and revenues necessary to achieve and sustain profitability.

Our business requires substantial capital investment in order to conduct the research and development, clinical and regulatory activities necessary to bring our products to market and to establish commercial manufacturing, marketing and sales capabilities. As of February 23rd, 2015, we had a cash balance of $4.4 million, which we expect will fund our currently projected operations through May 2015. In order for us to continue operations at currently projected levels beyond May 2015, we will be required to seek significant additional capital. We might also need further additional capital to fund any R&D activities which are at higher-than-currently projected levels and to fund any significant expansion of our operations. Although there can be no assurances, such capital may come from proceeds of the Company’s at-the-market offering program, from revenues from the sales of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules and from potential partnering opportunities. Other potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, other equity and/or debt financings, and/or new strategic partnership agreements which fund some or all costs of product development, although there can be no assurance that we will be able to obtain any such capital on terms or in amounts sufficient to meet our needs or at all. The availability of equity or debt financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations. In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations.

In the event that we do not obtain sufficient additional capital, there may be substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due.

Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain projects, or commence new ones.

Any failure on our part to raise additional funds on terms favorable to us, or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in our not taking advantage of business opportunities, in the termination or delay of clinical trials or our not taking any necessary actions required by the FDA for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs or NDAs at all or in time to competitively market our products or product candidates.

We set goals regarding the expected timing of meeting certain corporate objectives, such as the commencement and completion of clinical trials, anticipated regulatory approval and product launch dates. From time to time, we may make certain public statements regarding these goals. The actual timing of these events can vary dramatically due to, among other things, insufficient funding, delays or failures in our clinical trials or bioequivalence studies, the uncertainties inherent in the regulatory approval process, such as requests for additional information, delays in achieving manufacturing or marketing arrangements necessary to commercialize our product candidates and failure by our collaborators, marketing and distribution partners, suppliers and other third parties to fulfill contractual obligations. If we fail to achieve one or more of these planned goals, the price of our common shares could decline.

Further risks and uncertainties affecting us can be found elsewhere in this document, in our latest Annual Information Form, our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), and our latest Form 20-F, and other public documents filed on SEDAR and EDGAR.

OUTLOOK

Our future operations are highly dependent upon our ability to raise additional capital to support advancing our product pipeline through continued research and development activities. Our research and development efforts are dependent upon our ability to raise additional capital. Although there can be no assurances, such capital may come from proceeds of the Company’s at-the-market offering program, from revenues from the sales of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules and from potential partnering opportunities. Other potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, other equity and/or debt financings, and/or new strategic partnership agreements which fund some or all costs of product development, although there can be no assurance that we will be able to obtain any such capital on terms or in amounts sufficient to meet our needs or at all. The availability of equity or debt financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations. In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. In the event that we do not obtain sufficient additional capital, there may be substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due. Our cash outflows are expected to consist primarily of internal and external research and development expenditures to advance our product pipeline in addition to general and administrative expenditures to support our corporate infrastructure.

Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain projects, or commence new ones. Any failure on our part to raise additional funds on terms favorable to us or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in our not taking advantage of business opportunities, in the termination or delay of clinical trials or our not taking any necessary actions required by the FDA for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs or NDAs at all or in time to competitively market our products or product candidates.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s latest Annual Information Form, our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), and latest Form 20-F, as amended, can be located under the Company’s profile on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov